UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

______

1.	Press release dated March 10, 2025.

2.	Press release dated March 17, 2025.

3.	Press release dated March 17, 2025.

4.	Press release dated March 17, 2025.

Item 1

Millicom (Tigo) share repurchase activity

Luxembourg, March 10, 2025 - Pursuant to the share repurchase program announced on November 29, 2024, Millicom repurchased 344,250 of its Swedish Depository Receipts (SDRs) and 434,700 of its common shares between February 28, 2025, and March 07, 2025, as detailed in the table below.

Exchange	Nasdaq Stockholm			Nasdaq Stock Market
Trade Date	Number of SDRs repurchased	Average price paid* (SEK)	Repurchase amount* (SEK)	Number of shares repurchased	Average price paid* (USD)	Repurchase amount* (USD)
2025-02-28				1 900	25.7368	48 900
2025-03-03	3 215	276.5466	889 097
2025-03-04	77 000	270.6014	20 836 308	108 200	25.9010	2 802 488
2025-03-05	81 000	267.4911	21 666 779	108 200	26.7296	2 892 143
2025-03-06	84 035	274.0172	23 027 035	108 200	27.9875	3 028 248
2025-03-07	99 000	288.0058	28 512 574	108 200	28.7114	3 106 573

* Excluding commissions

All purchases were carried out on Nasdaq Stockholm and on the Nasdaq Stock Market by Citigroup Global Markets Limited and Citigroup Global Markets Inc. respectively, on behalf of Millicom. Following the repurchases, Millicom held 2,794,834 treasury shares as of March 07, 2025. The total number of shares outstanding in Millicom is 172,096,305. The repurchase program is being executed consistent with the provisions of Article 5 of MAR and the Commission Delegated Regulation No 2016/1052 (“Safe Harbour Regulation”).

-END-

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Item 2

Millicom (Tigo) share repurchase activity

Luxembourg, March 17, 2025 - Pursuant to the share repurchase program announced on November 29, 2024, Millicom repurchased 315,930 of its Swedish Depository Receipts (SDRs) and 736,800 of its common shares between March 10, 2025, and March 14, 2025, as detailed in the table below.

Exchange	Nasdaq Stockholm			Nasdaq Stock Market
Trade Date	Number of SDRs repurchased	Average price paid* (SEK)	Repurchase amount* (SEK)	Number of shares repurchased	Average price paid* (USD)	Repurchase amount* (USD)
2025-03-10	103 000	295.3982	30 426 015	161 700	29.1766	4 717 856
2025-03-11	102 930	301.0125	30 983 217	161 700	29.6205	4 789 635
2025-03-12	110 000	297.8792	32 766 712	161 700	29.8143	4 820 972
2025-03-13				161 700	29.6426	4 793 208
2025-03-14				90 000	30.2072	2 718 648

* Excluding commissions

All purchases were carried out on Nasdaq Stockholm and on the Nasdaq Stock Market by Citigroup Global Markets Limited and Citigroup Global Markets Inc. respectively, on behalf of Millicom. Following the repurchases, Millicom held 3,847,564 treasury shares as of March 14, 2025. The total number of shares outstanding in Millicom is 172,096,305. The repurchase program is being executed consistent with the provisions of Article 5 of MAR and the Commission Delegated Regulation No 2016/1052 (“Safe Harbour Regulation”).

-END-

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Item 3

Millicom’s Nomination Committee’s proposal for Board of Directors

Luxembourg, March 17, 2025 – In advance of the Annual General Meeting of shareholders (“AGM”) of Millicom International Cellular S.A. (“Millicom”), to be held on May 21, 2025, Millicom’s Nomination Committee proposes:

-	The election of Pierre-Alain Allemand as new member of the Board of Directors;

-	The re-election of Maxime Lombardini, Jules Niel, Pierre-Emmanuel Durand, María Teresa Arnal, Bruce Churchill, Blanca Treviño de Vega and Justine Dimovic as members of the Board; and

-	The election of Maxime Lombardini as Chair of the Board.

Tomas Eliasson has decided not to seek re-election.

Jules Niel, Chair of the Nomination Committee, commented: “The Nomination Committee is pleased to propose the election of Pierre-Alain Allemand as new member of the Board. Pierre-Alain will bring his extensive technical experience in the telecommunication sector and emerging markets.”

Maxime Lombardini, Chair of the Board, added: “On behalf of the Board, the management team, and all shareholders, I would like to extend our gratitude to Tomas Eliasson for his valuable contributions to the Board and the Audit and Compliance Committee. In addition, I look forward to Pierre-Alain joining the Board in May.”

The Nomination Committee’s motivated statement and full proposals are available in the corporate governance section of the Millicom website and will be presented together with the convening notice to Millicom’s AGM, to be held on May 21, 2025.

The Nomination Committee ahead of the 2025 AGM comprised: Jules Niel (appointed by Atlas), designated as Nomination Committee Chair, Jan Dworsky (appointed by Swedbank Robur Funds), Gerardo Zamorano (appointed by Brandes Investment Partners), and Maxime Lombardini (Interim Chair of the Millicom Board of Directors).

  -END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Item 4

Notification of transaction by a closely associated person of a Director of Millicom (Tigo)

Luxembourg, March 17, 2025 – Millicom International Cellular S.A. ("Millicom") announces that, on March 14, 2025, Atlas S.A.S. (”Atlas”) a person closely associated (”PCA”) with Jules Niel, a member of Millicom’s Board of Directors, informed that it acquired Millicom Swedish Depository Receipts (SDRs)in Nasdaq Stockholm as follows (the “Acquisition”):

Date	Price per unit	Volume (units)
11 March 2025	299.23 SEK	190,000
12 March 2025	297.26 SEK	200,000
13 March 2025	299.75 SEK	285,067
14 March 2025	299.82 SEK	173,954

The Acquisition by Atlas was made via a mandate given to an investment bank to purchase SDRs on behalf and for the account of the PCA, ensuring that individuals making investment decisions do not have access to material non-public information.

Mr. Jules Niel does not directly hold any Millicom shares, but he is a member of the Niel family group, which beneficially own Atlas. Details of the transaction are recorded on the personal trading section of Millicom’s website.

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: March 18, 2025